Exhibit 99.1

Quest Rare Minerals Ltd.

BÉCANCOUR, QUÉBEC TO BE HOME FOR QUEST’S FUTURE

RARE EARTH PROCESSING COMPLEX

Quest Commits to Working Closely with Bécancour Community

Bécancour, Québec, November 5, 2013 – Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) is pleased to announce that further to the recent release of a comprehensive pre-feasibility study (PFS) for its Strange Lake B-Zone rare earth integrated mining and processing project, it has selected Bécancour Industrial Park as the home for Quest’s future hydrometallurgical plant. The planned $1.3 billion complex is expected to employ more than 500 Quebecers during the construction phase and create more than 300 full-time jobs once the plant is up and running, scheduled for 2017.

“We are proud to be joining the Bécancour community and look forward to an open and mutually-beneficial relationship with our neighbours for many years to come,” said Peter Cashin, President and CEO of Quest. “Today’s announcement marks the start of a dialogue during which we intend to work with all concerned to ensure we build an environmentally-sustainable plant that meets the highest standards in terms of health and safety. As I have stated repeatedly, the public approval of this project, or its social license to operate, is as important to Quest as meeting and exceeding regulatory requirements. It is in this context that we are voluntarily submitting our project for review by the Québec Bureau d’audiences publiques sur l’environnement, or BAPE.”

In keeping with its commitment to openness and transparency, Quest is establishing a Quest- Bécancour monitoring committee and inviting community leaders as well as representatives from the Bécancour region and local Aboriginal leaders to participate. The Committee will visit Quest’s fully-integrated pilot plant in 2014. Quest will also be setting up a hot line and a dedicated web site where residents can receive updates on the project and have their questions and concerns addressed in a timely manner.

“One of the reasons we have chosen Bécancour for our processing plant is its highly-skilled work force with extensive experience in heavy industries,” noted Mr. Cashin. Quest is expected to employ engineers, metallurgists and geologists who will require undergraduate and/or post-graduate degrees. Administrative and support staff with undergraduate and/or post-graduate degrees will also be needed within finance, human resources, procurement and emergency services. In addition, a large number of technicians will be required. (Please see attached Appendix Figure 1 for the breakdown of potential employment in each category).

The investment is consistent with the positive results of the PFS released by Quest on October 23rd. As envisaged in the PFS, Quest believes that its Strange Lake B-Zone deposit, located in northern Québec, will be one of the world’s largest and highest-grade heavy rare earth (HREE) mining projects and that the planned processing facility in Bécancour will be the first facility of its kind in North America and one of the most technologically advanced. Quest’s goal is to provide the growing global market for critical manufacturing inputs with a secure and dependable supply of rare earth elements (REE), given the vagaries of pricing and availability from China, currently the world’s largest source of REE.

Speaking at a news conference in the presence of government officials including the Mayor of Bécancour, Mr. Cashin added: “This Made in Québec project has the potential to provide an important base for establishing a major new North American industrial sector of global importance, able to address the chronic HREE+Yttrium (HREE+Y) supply deficit over a long period of time.”

Quest’s PFS provides that whole ore shipped from Quest’s HREE mining project at the Strange Lake B-Zone deposit, located in northeastern Québec, will be processed at the Bécancour plant into four separated products – a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. The PFS also provides that the process plant site will include sulphur storage, an acid plant, a solvent extraction (SX) plant, ore stockpiles, utilities and supporting systems. The residue containment facility will include the residue storage structure and the dewatering building and related ponds and piping between the two lots. (Please see attached Appendix Figure 2 for a detailed hydrometallurgical plant floor plan).

Construction is scheduled to start in 2016 for expected completion and commissioning in 2017 and delivery of the first product the following year.

“From our preliminary consultations with stakeholders, we are aware of concerns about the impact of the residue disposal site and by-product uranium and thorium inherent in rare earth materials processing,” stated Mr. Cashin. “I wish to stress that we are adapting best practices in terms of residue disposal and that our comparative footprint with natural sources of radiation is well within acceptable limits and inferior to that of existing and planned facilities in Québec and elsewhere.”

Please refer to www.questrareminerals.com for more information on the PFS.

About Quest

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based development company focused on the advancement of its flagship Strange Lake property (rare earth-zirconium-niobium) in northeastern Québec. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-experienced management and technical team with a proven track record. Quest believes that its Strange Lake project has the potential to become an important long-term supplier of rare earth elements (REE). Quest’s ongoing exploration program led to the doubling of resource tonnage of the B-Zone deposit on the Strange Lake property. In 2012, Quest filed an updated National Instrument 43-101 Indicated and Inferred Resource Estimate for the B-Zone deposit, and in October 2013, Quest announced the results of a Pre-Feasibility Study (PFS) for the B-Zone deposit. In addition, Quest has announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project in northeastern Québec, and is advancing the Misery Lake project. Quest continues to pursue high-value project opportunities throughout North America.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”,

“intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Anil Singh

Vice President, Investor and Corporate Affairs

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com

APPENDIX

Figure 1: Breakdown of Potential Employment

Jobs	Processing Plant Operations				Mining	Infrastructure & General Administration	Total
	Engineering & Maintenance	Health & Safety	Plant	Supply Chain
Executive	0	0	1	0	1	6	8
Professional	6	2	8	1	6	1	24
Technical	22	2	49	6	23	9	111
Field Supervisors	4	0	9	3	22	10	48
Skilled & Semi-Skilled Labour	75	0	167	4	263	62	571
Administration & Support	2	8	0	12	9	41	72
Total	109	12	234	26	324	129	834

Figure 2: Metallurgical Plant Floor Plan